Phytopharm

Phytopharm plc Corpus Christi House 9 West Street Godmanchester Cambs PE29 2HY UK
Telephone: +44 (0)1480 437697 Fax: +44 (0)1480 417090
www.phyto[redacted]

07024571

11 June 2007

Ref: ZM/SEC/070611

RECEIVED
2007 JUN 19 A 9:

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

To whom it may concern

Re: Phytopharm plc, Rule 12g3-2(b) Exemption File No. 82-34798

Please find enclosed information and/or documents furnished on behalf of Phytopharm plc, Rile 12g3-2(b) File No. 82-34798, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely

Zoe McGowan
Company Secretary

PROCESSED
JUN 21 2007

dlw 6/20

OP03S4.1

[redacted]

Phytopharm

RECEIVED

2007 JUN 19 A 9:22

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

RIS

Phytopharm PLC
09 May 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
PHYTOPHARM PLC
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director
DR DARYL REES, CHIEF EXECUTIVE
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
AS 3 ABOVE
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
AS 3 ABOVE
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 1 PENCE EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
AS 3 ABOVE
....
8 State the nature of the transaction
SHARES ACQUIRED
....
9. Number of shares, debentures or financial instruments relating to shares acquired
18,989
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0003%
11. Number of shares, debentures or financial instruments relating to shares disposed
....
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....
13. Price per share or value of transaction
52.66 PENCE PER SHARE...
14. Date and place of transaction
9 MAY 2007, LONDON...
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
18,989, 0.0003%
16. Date issuer informed of transaction
9 MAY 2007
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17 Date of grant

....
18. Period during which or date on which it can be exercised
....
19. Total amount paid (if any) for grant of the option
....
20. Description of shares or debentures involved (class and number)
....
....
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....
22. Total number of shares or debentures over which options held following notification
....
23. Any additional information
....
24. Name of contact and telephone number for queries
ZOE MCGOWAN 01480 437697
Name and signature of duly authorised officer of issuer responsible for making notification
ZOE MCGOWAN
Date of notification
9 MAY 2007
END

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[redacted]

Phytopharm

RECEIVED

2007 JUL 19 A 9:22

OFFICE OF INTERNATIONAL CORPORATE FINANCE

RIS

Phytopharm PLC
09 May 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
PHYTOPHARM PLC
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director
MR PIERS MORGAN, CHIEF FINANCIAL OFFICER
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
AS 3 ABOVE
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
AS 3 ABOVE
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 1 PENCE EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
AS 3 ABOVE
....
8 State the nature of the transaction
SHARES ACQUIRED
....
9. Number of shares, debentures or financial instruments relating to shares acquired
18,989
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0003%
11. Number of shares, debentures or financial instruments relating to shares disposed
....
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....
13. Price per share or value of transaction
52.66 PENCE PER SHARE...
14. Date and place of transaction
9 MAY 2007, LONDON...
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
18,989, 0.0003%
16. Date issuer informed of transaction
9 MAY 2007
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17 Date of grant

....
18. Period during which or date on which it can be exercised
....
19. Total amount paid (if any) for grant of the option
....
20. Description of shares or debentures involved (class and number)
....
....
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....
22. Total number of shares or debentures over which options held following notification
....
23. Any additional information
....
24. Name of contact and telephone number for queries
ZOE MCGOWAN 01480 437697
Name and signature of duly authorised officer of issuer responsible for making notification
ZOE MCGOWAN
Date of notification
9 MAY 2007
END

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[redacted]

Phytopharm

RIS

Phytopharm PLC
09 May 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
PHYTOPHARM PLC
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director
MR ALEXANDER MORRISON, SENIOR NON-EXECUTIVE DIRECTOR
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
AS 3 ABOVE
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
AS 3 ABOVE
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 1 PENCE EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
AS 3 ABOVE
....
8 State the nature of the transaction
SHARES ACQUIRED
....
9. Number of shares, debentures or financial instruments relating to shares acquired
9,494
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0002%
11. Number of shares, debentures or financial instruments relating to shares disposed
....
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....
13. Price per share or value of transaction
52.66 PENCE PER SHARE...
14. Date and place of transaction
9 MAY 2007, LONDON...
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
9,494, 0.0002%
16. Date issuer informed of transaction
9 MAY 2007
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17 Date of grant

....
18. Period during which or date on which it can be exercised
....
19. Total amount paid (if any) for grant of the option
....
20. Description of shares or debentures involved (class and number)
....
....
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....
22. Total number of shares or debentures over which options held following notification
....
23. Any additional information
....
24. Name of contact and telephone number for queries
ZOE MCGOWAN 01480 437697
Name and signature of duly authorised officer of issuer responsible for making notification
ZOE MCGOWAN
Date of notification
9 MAY 2007
END

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[redacted]

Phytopharm

RECEIVED

2007 JUN 19 A 9:2

RIS

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Phytopharm PLC
09 May 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
PHYTOPHARM PLC
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director
DR PETER BLOWER, NON-EXECUTIVE DIRECTOR
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
AS 3 ABOVE
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
AS 3 ABOVE
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 1 PENCE EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
AS 3 ABOVE
....
8 State the nature of the transaction
SHARES ACQUIRED
....
9. Number of shares, debentures or financial instruments relating to shares acquired
9,494
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.0002%
11. Number of shares, debentures or financial instruments relating to shares disposed
....
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....
13. Price per share or value of transaction
52.66 PENCE PER SHARE...
14. Date and place of transaction
9 MAY 2007, LONDON...
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
9,494, 0.0002%
16. Date issuer informed of transaction
9 MAY 2007
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17 Date of grant

....
18. Period during which or date on which it can be exercised
....
19. Total amount paid (if any) for grant of the option
....
20. Description of shares or debentures involved (class and number)
....
....
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....
22. Total number of shares or debentures over which options held following notification
....
23. Any additional information
....
24. Name of contact and telephone number for queries
ZOE MCGOWAN 01480 437697
Name and signature of duly authorised officer of issuer responsible for making notification
ZOE MCGOWAN
Date of notification
9 MAY 2007
END

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Phytopharm PLC
17 May 2007

Company Contact:
Phytopharm plc
Dr Daryl Rees CEO
Mr Piers Morgan CFO
+44 1480 437 697
www.phytopharm.com

U.K. Investor Relations Contact:
FD
David Yates
Ben Atwell
+44 207 831 3113

Commencement of Phase Ib clinical study for MyoganeTM

GODMANCHESTER, Cambridgeshire, U.K. (17 May 2007) - Phytopharm plc (LSE: PYM) ("Phytopharm" or the "Company") announces today that it has been granted clearance from the Medicines and Healthcare Products Regulatory Agency (MHRA) and received Research Ethics Committee (REC) approval to commence a Phase Ib healthy volunteer clinical study for MyoganeTM in the UK. MyoganeTM is a novel orally active neurotrophic factor inducer being developed for amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease), the most prevalent form of motor neurone disease.

This residential healthy volunteer clinical study utilises a randomised, double blind, placebo-controlled design with a new liquid formulation of MyoganeTM. ALS patients have difficulty in swallowing and this new formulation aims to provide optimal ease of use for the patient. The study will evaluate the safety, tolerability and pharmacokinetic profile of single oral doses escalated across groups of healthy adult subjects. It is expected that the results will be reported during the third quarter of 2007.

Phytopharm has already successfully completed a Phase Ia healthy volunteer clinical study with MyoganeTM formulated as a capsule which demonstrated an excellent overall safety profile for the product. The study was conducted under an investigational new drug (IND) with the United States Food and Drug Administration (FDA) who also granted Orphan Drug and Fast Track designation to MyoganeTM for the treatment of ALS.

ALS is a fatal neurodegenerative disease characterised by progressive degeneration of both upper and lower motor neurones which lead to severe muscle weakness and wasting followed by paralysis. Approximately 350,000 patients suffer from ALS world wide, of which 50% die within 18 months of diagnosis. This condition has a high unmet medical need (source Datamonitor).

Commenting on today's announcement, Dr Daryl Rees, Chief Executive Officer of Phytopharm, said: "There is an urgent need for new therapeutic approaches to motor neurone diseases such as ALS. Pre-clinical studies with MyoganeTM, our novel orally bioavailable neurotrophic factor inducer, have been highly encouraging in both quality of life and survival parameters. We are pleased to progress our new liquid formulation into the clinic and anticipate requesting EU orphan medicinal product status during the fourth quarter of 2007 as this will enable the most efficient and rapid clinical progress of MyoganeTM for this devastating condition."

-Ends-

Notes to Editors

Phytopharm plc

Phytopharm is a pharmaceutical development and functional food company whose product leads are generated from medicinal plants. The Company's strategy is to develop these products through 'proof of principle' clinical testing, and then secure partners for late stage development, sales and marketing. Laboratory, manufacturing and clinical work is outsourced to selected specialists, operating under expert in-house management. This operational structure allows access to the best external research facilities whilst maintaining low fixed overheads and a lower development cost structure.

MyoganeTM

MyoganeTM is a novel non-peptide, orally bioavailable neurotrophic factor inducer that readily crosses the blood brain barrier. In pre-clinical studies, MyoganeTM stimulates the release of neuronal growth factors, increases neurite outgrowth and protects against oxidative and glutamate neuronal damage. Myogane TM also reverses the decrease of neuronal growth factors, reverses oxidative and glutamate damage and reverses neuronal degeneration observed in motor neurones in vitro. When administered orally to pre-clinical models of ALS, MyoganeTM delays the loss of muscle strength and extends survival time.

The neuroprotective and neurotrophic actions of MyoganeTM suggest potential beneficial effects in other orphan neurodegenerative diseases including Friedrich's ataxia, progressive supranuclear palsy, Huntington's disease and multiple system atrophy as well as several niche market diseases.

Motor Neurone Disease

Amyotrophic lateral sclerosis (ALS, also known as Lou Gehrig's disease) is the most prevalent form of motor neurone disease which generally strikes people

between 40 and 60 years of age. It is characterised by progressive loss of both lower (spinal cord and brainstem) and upper (cerebral cortex) motor neurones, which leads to severe muscle weakness and wasting, followed by paralysis and death, generally caused by respiratory failure.

ALS is considered an orphan disease (i.e. the condition is rare) as it affects fewer than 200,000 in the US (US definition) and affects no more than 5 in 10,000 people (EU definition). Approximately 350,000 patients suffer from ALS world wide, of which 50% die within 18 months of diagnosis. In recent years, there is evidence that the incidence of motor neurone disease is increasing although this may be due to more accurate testing and diagnosis (source Motor Neurone Disease Association). The financial cost to families of patients is exceedingly high, and it is estimated that in the advanced stage, care can cost an average of $200,000 per year (source: International Alliance of ALS Associations).

The precise causes of motor neurone degeneration in ALS patients remain unknown. Approximately 5-10% of cases appear to be of familial origin and possible mechanisms include loss of neurotrophic factors coupled with oxidative and glutamate mediated damage of nerve cells. Neurotrophic factors are essential for the survival and maintenance of nerve cells and provide protection against toxic insults, however as proteins, their utility as pharmacological treatments are limited. Riluzole (RilutekTM), a glutamate modulator, is the only agent indicated for the treatment of this condition and increases average survival by only a few months (source Datamonitor). There is an urgent need for the development of new approaches to this devastating condition and non-peptide orally bioavailable neurotrophic factor inducers that readily cross the blood brain barrier represent an important therapeutic approach.

For further information about Phytopharm please see our website at http://www.phytopharm.com

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RIS

Phytopharm PLC
22 May 2007
22 May 2007
Phytopharm plc announces the publication of a Notice of Extraordinary General Meeting and Proxy Form which have been mailed to shareholders today. The meeting will be held at Corpus Christi House, 9 West Street, Godmanchester, Cambridgeshire PE29 2HY on 13 June 2007 at 10.30 a.m. Copies of the documents have been submitted to the Document Viewing Facility at:
Financial Services Authority
25 The North Colonade
Canary Wharf
London
E14 5HS
Copies of the documents will also be made available on the Company's website www.phytopharm.com
For further information contact:
Zoe McGowan, Company Secretary +44 (0)1480 437697

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Phytopharm

RECEIVED

2007 JUN 19 A 9:12

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

RIS

Phytopharm PLC
05 June 2007

Company Contact:	U.K. Investor Relations Contact:
Phytopharm plc	FD
Dr Daryl Rees CEO	David Yates
Mr Piers Morgan CFO	Ben Atwell
+44 1480 437 697	+44 207 831 3113
www.phytopharm.com	

Cogane(TM) data presented at '11th International Congress of Parkinson's Disease and Movement Disorders'

GODMANCHESTER, Cambridgeshire, U.K. (5 June 2007) - Phytopharm plc (LSE: PYM) ("Phytopharm" or the "Company") announces today pre-clinical data showing that Cogane(TM) reverses the changes in the area of the brain involved in Parkinson's disease. This data will be presented by Dr Jonathan Brotchie, an internationally recognised expert on Parkinson's disease at 'The 11th International Congress of Parkinson's Disease and Movement Disorders' 5 June in Istanbul, Turkey and published in The Movement Disorders Society's journal*.

Cogane(TM) reverses the changes in area of the brain involved in Parkinson's disease by inducing the production of neurotrophic factors. These growth factors promote the growth and connectivity of neurones and reverse the atrophy of this area of the brain. This latest study was partly funded by The Cure Parkinson's Trust.

Commenting, Tom Isaacs, co-founder of The Cure Parkinson's Trust said: "Cogane's ability to induce a person's own neurotrophic activity offers a very real prospect of a better treatment for Parkinson's disease. As a patient led organisation, The Cure Parkinson's Trust is very excited about the potential of this product to completely restore motor function to those with the condition. We are delighted our targeted fund allocation in this area of research has been directly involved in these latest findings."

Commenting, Dr Daryl Rees, Chief Executive Officer of Phytopharm, said: "There is an urgent need for new therapeutic approaches to Parkinson's disease. Pre-clinical studies with Cogane(TM), an orally bioavailable neurotrophic factor inducer, have been highly encouraging in reversing the changes in the area of the brain involved in Parkinson's disease, providing hope that Cogane(TM) could restore normal control of movement."

-Ends-

Notes to Editors

Phytopharm plc

Phytopharm is a pharmaceutical development and functional food company whose product leads are generated from medicinal plants. The Company's strategy is to develop these products through 'proof of principle' clinical testing, and then secure partners for late stage development, sales and marketing. Laboratory, manufacturing and clinical work is outsourced to selected specialists, operating under expert in-house management. This operational structure allows access to the best external research facilities whilst maintaining low fixed overheads and a lower development cost structure.

Cogane(TM)

Cogane(TM) (PYM50028) is a novel non-peptide, orally bioavailable neurotrophic factor inducer that readily crosses the blood brain barrier. In pre-clinical studies, Cogane(TM) stimulates the release of neuronal growth factors, increases neurite outgrowth and protects against neuronal degeneration. Importantly, Cogane(TM) also reverses the decrease of neuronal growth factors and reverses dopaminergic neuronal degeneration observed in vitro. When administered orally to pre-clinical models of Parkinson's disease, Cogane(TM) reverses the loss of dopaminergic neurones.

*Movement Disorders (2007) Vol 22 (Suppl 16): page S18, abstract number 58.

Parkinson's disease

Parkinson's disease is a movement disorder characterised by muscle rigidity, tremor, a slowing of physical movement (bradykinesia) and, in extreme cases, a loss of physical movement (akinesia). The primary symptoms are the result of altered signaling of an area of the brain, the striatum, responsible for the control of movement. This is caused by degeneration of dopaminergic neurones between the striatum and the substantia nigra part of the brain leading to insufficient formation and action of dopamine. Parkinson's disease is therefore termed a neurodegenerative disease. The disease is slow in onset and the appearance of symptoms reflects the gradual loss of dopaminergic neurones.

The prevalence of the disease is estimated to be 100 to 200 per 100,000 population (Source: Datamonitor). In the US alone, there are estimated to be one million patients with diagnosed Parkinson's disease with associated healthcare costs to the economy of $25 billion (Source: Northwest Parkinson's Foundation submission to US Congress). Parkinson's disease can affect people of

any age, though the incidence is higher in older people. Individuals will experience varying combinations of the symptoms, each with differing degrees of severity. The cause of Parkinson's disease in the majority of cases is unknown (idiopathic Parkinson's disease), though some cases have been found to have a hereditary component (familial Parkinson's disease) and possible mechanisms include oxidative damage of nerve cells coupled with loss of neurotrophic factors. Neurotrophic factors are essential for the survival and maintenance of nerve cells and provide protection against toxic insults, however as proteins, their utility as pharmacological treatments are limited (Source: The Cure Parkinson's Trust).

At present, there is no cure for Parkinson's disease, but a variety of medications provide relief from the symptoms, usually by dopamine replacement therapy either by L-DOPA, which is converted to dopamine in the striatum, or by dopamine agonists which act on the dopamine receptors to restore normal motor function (control of movement). However, both treatments cause either less endogenous dopamine to be released or the dopamine receptors to become progressively less sensitive, thereby eventually increasing the symptoms. There is an urgent need for the development of new approaches to this debilitating condition and non-peptide orally bioavailable neurotrophic factor inducers that readily cross the blood brain barrier represent an important therapeutic approach.

For further information about Phytopharm please see our website at http://www.phytopharm.com

Dr Jonathan Brotchie

Dr Jonathan Brotchie is Senior Scientist at the Toronto Western Hospital, part of the University Health Network (UHN) in Toronto, Canada. He is also the Founder and Chief Executive Officer of Atuka Ltd., a contract research and consultancy services company for the development of novel therapeutics and diagnostics for Parkinson's disease. Jonathan is a renowned scientist in the field of Parkinson's disease and, at UHN runs one of the world's premier research laboratories for the identification of novel treatments, diagnostics and cures for Parkinson's and related disorders. In the last decade, he has published many influential scientific papers in the field of Parkinson's disease and related disorders. His research has been particularly associated with pioneering the concept of non-dopaminergic treatments for Parkinson's disease. Jonathan is also Scientific Director of the Cure Parkinson's Trust, a charity supporting research aimed at delivering better treatments and cures for PD.

The Cure Parkinson's Trust

The Cure Parkinson's Trust supported by Movers & Shakers was co-founded by four individuals with Parkinson's who are determined to do everything in their power to help find a cure for this debilitating neurological disease. They are former Lord Mayor of London, Sir Richard Nichols, David Jones CBE, former chairman of Next Plc, Michael Hughes and Tom Isaacs.

Parkinson's disease can affect anyone at any time. It does not discriminate by age, sex or nationality. One in every 500 people, contracts Parkinson's, with one in every 20 of those diagnosed each year being under the age of 40 years. A cure for Parkinson's disease is within reach.

The Cure Parkinson's Trust has been funding a variety of research projects globally. For further details see: www.cureparkinsons.org.uk

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Phytopharm

RIS

Phytopharm PLC
07 June 2007
NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS
This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.
1. Name of the issuer
PHYTOPHARM PLC
2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or
(ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)
(III) BOTH (I) AND (II)
3. Name of person discharging managerial responsibilities/director
DR PAUL WHITNEY, NON-EXECUTIVE CHAIRMAN
4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person
AS 3 ABOVE
5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest
AS 3 ABOVE
6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares
ORDINARY SHARES OF 1 PENCE EACH
7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them
AS 3 ABOVE
....
8 State the nature of the transaction
SHARES ACQUIRED
....
9. Number of shares, debentures or financial instruments relating to shares acquired
17,000
10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)
0.03%
11. Number of shares, debentures or financial instruments relating to shares disposed
....
12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)
....
13. Price per share or value of transaction
58 PENCE PER SHARE
14. Date and place of transaction
7 JUNE 2007, LONDON
15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)
17,000; 0.03%
16. Date issuer informed of transaction
7 JUNE 2007
If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes
17 Date of grant

....
18. Period during which or date on which it can be exercised
....
19. Total amount paid (if any) for grant of the option
....
20. Description of shares or debentures involved (class and number)
....
....
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise
....
22. Total number of shares or debentures over which options held following notification
....
23. Any additional information
....
24. Name of contact and telephone number for queries
ZOE MCGOWAN 01480 437697
Name and signature of duly authorised officer of issuer responsible for making notification
ZOE MCGOWAN
Date of notification
7 JUNE 2007
END

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[redacted]

Phytopharm

RIS

Phytopharm PLC
11 June 2007
TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Phytopharm plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	(X)
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	( )
An event changing the breakdown of voting rights	( )
Other (please specify):	( )
3. Full name of person(s) subject to the notification obligation:	AXA S.a, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) (if different from 3.):	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)	07/06/2007
6. Date on which issuer notified:	08/06/2007
7. Threshold(s) that is/are crossed or reached:	
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction: Number of Shares	Number of Voting Rights	Resulting situation after the triggering transaction: Number of shares Direct	Number of voting rights Direct x	Indirect xi	% of voting rights Direct	Indirect
Ordinary 1 Pence GB000686972	3,328,148	3,328,148	11,000	11,000	3,327,148	0.02	5.98

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
3,338,148	6.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of the Company/Fund	Number of Shares	% of issued share capital
AXA UK Investment Co ICVC UK Smaller Companies Fund	620	0.00111
Indirect		
Sun Life Pensions Management Ltd	11,000	0.01978
Direct		
AXA Framlington Equity Income	1,851,612	3.32986
Indirect		
AXA Framlington Biotech	1,052,631	1.89301
Indirect		
Framlington onshore private clients	396,483	0.71302

Indirect		
Framlington onshore private clients	25,802	0.04640
Indirect		
Total direct	11,000	0.01978
Total Indirect	3,327,148	5.98340
Total	3,338,148	6.00318

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:
13. Additional information: Notification using the total voting rights figure of 55,606,309
14. Contact name: Zoe McGowan, Company Secretary
15. Contact telephone number: 01480 437697

This information is provided by RNS
The company news service from the London Stock Exchange

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END